Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 30 March 2006
Stock exchange announcement No. 19/2006

Vestas receives large orders in China

The Vestas Group has received three orders for a total of 238 MW in the People's Republic of China. The orders comprise 280 units of the V52-850 kW turbine.

Asia Wind Power (Mudanjiang) Co. Ltd. and Hong Kong Wind Power (Muling) Co. Ltd. - both subsidiaries of Hong Kong Construction (Holdings) Limited - have placed an order for two wind power plants consisting of a total of 58 turbines. The two wind power plants will be located in Muling in the Heilongjiang Province.

Gansu Datang Yumen Wind Power Co. Ltd, which is a subsidiary of China Datang Corporation, has placed an order for 58 turbines for the Yumen Diwopu project.

Datang Chifeng Saihanba Wind Power Generation Co. Ltd, which is also a subsidiary of China Datang Corporation, has placed an order for a total of 164 turbines. The wind power plant will be located in Chifeng, in the Inner Mongolia Autonomous Region. When fully commissioned, the wind power plant will be the largest wind power plant in China.

All orders include supply and commissioning of the turbines as well as Vestas Online remote monitoring systems for each site. Delivery of the turbines will begin in the spring of 2006, and installation is expected to be completed during the second half of 2006.

"*These orders are a confirmation of Vestas' strong position in the Chinese market as the major independent power producers' preferred supplier,*" says Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S and continues: "*By the award of these orders, Vestas has now sold almost 1,000 turbines to the Chinese market which is a demonstration of the market's confidence in Vestas' technology and organisation.*"

The above orders do not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 16/2006 of 29 March 2006.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000 or to Mr Thorbjørn Rasmussen, President of Vestas Asia Pacific A/S, tel. +45 9730 2830.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82